Citigroup Center

153 East 53rd Street

New York, New York 10022-4611

Andrew E. Nagel To Call Writer Directly: 212 446-4973 anagel@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: 212 446-6460

April 5, 2007

By Electronic Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Michele Anderson
Ms. Cheryl Grant
Mr. Kyle Moffatt
Mr. Dean Suehiro

Re:	Citadel Broadcasting Corporation
Responses to Comments on Amendment No. 1 to Registration
Statement on Form S-4 filed on February 14, 2007
File No. 333-139577

Dear Ms. Anderson:

We are in receipt of your letter dated March 1, 2007, wherein you make comments to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-139577) (the “Registration Statement”) filed by Citadel Broadcasting Corporation, a Delaware corporation (“Citadel”), with the Securities and Exchange Commission (the “Commission”) on February 14, 2007. The Registration Statement relates to, among other things, the merger of a subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with a subsidiary of Citadel.

Set forth below are the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”), indicated in bold, together with responses thereto by Citadel. Except as expressly noted to the contrary, all references to page numbers in the responses reflect re-pagination in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which Citadel has filed with the Commission contemporaneously with the transmission of this letter.

We will send to you under separate cover copies of Amendment No. 2 marked to show the changes made from Amendment No. 1.

Concurrently herewith, as discussed with Ms. Cheryl Grant of the Staff, we are supplementally providing the Staff via EDGAR with a copy of the correspondence we submitted supplementally to the

Chicago            Hong Kong            London            Los Angeles            Munich            San Francisco            Washington, D.C.

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File No. 333-139577

April 5, 2007

Staff on February 14, 2007 on behalf of Citadel and at the request of Disney, with respect to the materials the Staff requested in Comment 18 of its initial letter to Citadel dated January 19, 2007 relating to the Staff’s review of the Registration Statement. As discussed with Ms. Grant, we have made minor non-substantive changes to the original supplemental submission letter and under separate cover we are providing Ms. Grant with a marked copy of the letter to show the modifications. Also concurrently herewith, Dewey Ballantine LLP, on behalf of Disney and ABC Radio Holdings, has informed us that they are supplementally providing the Staff via EDGAR and hand delivery with an update to the materials we supplementally provided on February 14, 2007. The updates reflect modified rankings released since the date of the prior disclosure. Citadel and Disney have consequently revised the disclosure on page 45 of Amendment No. 2 in accordance with these updated materials.

1.	We note your response to our prior comment one but continue to believe that ABC Radio Holdings should file a registration statement on Form S-1 for the planned distribution of shares to Disney stockholders. Among other things, we note that, Securities Act section 5 requires registration when there is a purchase and sale of securities, which we believe is the case here, unless an exemption applies. Further, it is not apparent that Staff Legal Bulletin No. 4 is applicable under the current circumstances, as ABC Radio Holdings does not plan to file an Exchange Act registration statement regarding the ABC Radio Holdings shares being distributed to Disney stockholders and it is arguable that Disney stockholders will be giving up value for the spun-off shares as a result of ABC Radio Holdings’ incurrence of approximately $1.35 billion in indebtedness for Disney’s benefit prior to the spin-off. Please advise. Note that you may file a joint Form S-1/S-4 in which ABC Radio Holdings is the Form S-1 registrant and the required ABC Radio Holdings executive officers and directors have signed the Form S-1.

As requested by Ms. Grant, counsel to Disney and ABC Radio Holdings submitted to the Staff a separate response to this comment filed as correspondence on EDGAR on March 27, 2007. As the Staff is aware, Disney and ABC Radio Holdings are considering the verbal response of the Staff on April 2, 2007 to our March 27, 2007 comment letter, and Disney and ABC Radio Holdings will advise the Staff separately in that regard. Also, in response to the Staff’s suggestion made during our April 2, 2007 telephone conversation, Citadel and Disney have revised page 102 of the subsection entitled “Transaction Consideration” to further clarify how Disney and ABC Radio Holdings determined the amount of debt that ABC Radio Holdings would incur.

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Summary, page 5

Opinions of Citadel’s Financial Advisors, page 12

2.	We note your response to our prior comment six. Yet it appears that the extent to which the advisors, upon whom the Citadel Broadcasting board relied in reaching its decision, may benefit as a result of the merger is significant information concerning the transaction that we continue to believe stockholders should know upfront, in the summary. Please state the amount of the fees JPMorgan and Merrill Lynch will receive. Disclose the portion of the fee payable to JPMorgan that is contingent upon completion of the merger.

In response to the Staff’s comment, Citadel has revised the summary description of the arrangements with its financial advisors beginning on page 12 to state the amount of the fees that each of JPMorgan and Merrill Lynch will receive or has received for its services and to include the portion of the fee payable to JPMorgan that is contingent upon completion of the merger.

Written Consents of the Principal Citadel Stockholders, page 13

3.	We note your response to our prior comment seven. Please also note here the principal Citadel stockholders’ affiliation with the Citadel board of directors and role in negotiating the terms of the deal. Also quantify in dollar terms here the benefits that the principal Citadel stockholders will receive as a result of their interests in the merger.

In response to the Staff’s comment, Citadel has revised the disclosure on page 13.

Unaudited Pro Forma Combined Condensed Financial Statements of the ABC Radio Business, page 84

4.	Please refer to pro forma adjustment (7). Disclose the impact on this liability based on the working capital as of December 31, 2006.

In response to the Staff’s comment, in Note (7) on page 81, Citadel has disclosed the estimated amount of the liability related to the adjusted net working capital payment due to Disney as of December 31, 2006 and has revised the pro forma financial statements presented on page 76 accordingly.

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Unaudited Pro Forma Combined Condensed Financial Statements of Citadel, page 85

5.	Please refer to prior comment 25 and the fourth paragraph. Disclose that the pro forma financial statements do not reflect the allocation of other intangible assets other than FCC licenses and goodwill. Also, provide information that will allow for an understanding of the magnitude of the potential adjustments to this allocation.

Citadel has revised the disclosures in Notes (2) and (3) to the unaudited pro forma combined condensed financial statements of Citadel on page 88 and under the section “Items Not Reflected in the Unaudited Pro Forma Combined Condensed Financial Statements—Intangible Assets and Goodwill” beginning on page 95 to clarify that the pro forma financial statements of Citadel include an allocation to goodwill, FCC licenses, and certain customer-related intangible assets. Additionally, the modified disclosure at the end of the section “Items Not Reflected in the Unaudited Pro Forma Combined Condensed Financial Statements—Intangible Assets and Goodwill” beginning on page 95 describes the estimated impact on the pro forma financial statements resulting from potential adjustments to this initial allocation.

The Transactions, page 105

Background of the Merger, page 111

6.	We note your response to our prior comment 38 but do not see disclosure of the “significant business and financial terms of a possible business combination” that Mr. Forstmann and Mr. Iger discussed in early January 2006. Please advise or revise.

In response to the Staff’s comment, the description of the background of the merger on page 112 has been revised.

7.	We have considered your response to our prior comment 41 but note that apparently significant board decisions were made following various financial advisor presentations. For example, following JP Morgan’s presentation at the January 9 meeting, the Citadel board authorized Citadel’s revised proposal to Disney, which proposal was chosen by Disney. Therefore it is not apparent why disclosure of the presented analyses is not relevant to investors in understanding how the board arrived at its decision and why the presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Please advise or revise to summarize the advisors’ preliminary presentations that are materially related to the transaction pursuant to Item 4(b) of Form

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S-4. To the extent that the information contained in the preliminary presentations is substantially similar to the disclosure already provided in the summary of the advisors’ final presentations, then provide a statement to this effect and summarize any material differences in the information presented. Similarly summarize JP Morgan’s presentations “based on the information that management of Disney and the ABC Radio Business had provided to Citadel since the original merger agreement was entered into,” as mentioned on page 125, or tell us why they are not materially related to the transaction. Also tell us in your response letter whether the substance of JP Morgan’s final presentation to the board on February 6 materially differed from the February 4 presentation the advisor made to the board.

In response to the Staff’s comment, the disclosure on pages 112 and 121 has been revised. The financial analyses presented to the board of directors by JPMorgan on February 4, 2006 were substantially similar to those subsequently presented on February 6, 2006, with the exception of summarizing final transaction terms, including the number of shares to be allocated to Disney stockholders to the extent Citadel convertible subordinated notes remain outstanding, or, if necessary, to satisfy “reverse Morris trust” requirements and certain potential value creation analyses included in the February 4, 2006 materials which were not included in JPMorgan’s fairness opinion presentation on February 6, 2006.

Citadel’s Reasons for the Merger, page 120

8.	As requested in prior comment ten, please revise the disclosure on pages 125 and 126 to have the board directly address what consideration it gave to obtaining an updated fairness opinion in light of the decline in the ABC Radio Business’ results of operations and the amendments to the merger agreement since the advisors’ rendered their fairness opinions in February 2006.

In response to the Staff’s comment, Citadel has revised the disclosure on page 122.

Opinion and Analysis of JPMorgan as Citadel’s Financial Advisor, page 126

Opinion and Analysis of Merrill Lynch as Citadel’s Financial Advisor, page 138

9.	Please confirm that you have provided us with all analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Citadel’s financial advisors in connection with rendering their fairness opinions. We note that, while the registration statement mentions that on February 4 JPMorgan “presented financial analyses conducted in connection with the proposed transaction,” we received only materials related to JP Morgan’s February 6, 2006 presentation.

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In response to the Staff’s comment, JPMorgan has informed us that under a separate confidential submission to the Staff being made concurrently with this letter, it is providing the Staff with the materials it provided to Citadel’s board of directors on February 4, 2006. We understand that in that submission, counsel for JPMorgan is requesting confidential treatment of these materials and that these materials be returned promptly following completion of the Staff’s review thereof.

In addition, each of Citadel’s financial advisors has informed Citadel that, other than those analyses that it has provided to the Staff supplementally and described in the information statement/prospectus under “Opinion and Analysis of JPMorgan as Citadel’s Financial Advisor” and “Opinion and Analysis of Merrill Lynch as Citadel’s Financial Advisor,” as applicable, it did not use any additional analyses, reports, presentations or similar materials in rendering its fairness opinion. Each of Citadel’s financial advisors also has informed Citadel that, other than the projections for (i) the ABC Radio Business (which projections, as discussed in our response to Comment 10 below, were prepared by Citadel management by making adjustments to Disney’s draft budget for the ABC Radio Business using, among other things, the ABC Radio Business’ historical results and Citadel management’s own views regarding future performance) and (ii) Citadel, which Citadel provided to each such financial advisor and which are reproduced in each advisor’s February 6, 2006 presentation, such financial advisor did not use in any material respect any other analyses, reports, presentations or similar materials provided to it in rendering its fairness opinion.

10.	We note your response to our prior comment 45; however, we believe that inclusion of the projections considered by the advisors could assist stockholders in understanding how the advisors reached the conclusions they presented to the board. Further, because the projections were exchanged among the parties, shareholders should also have the opportunity to independently evaluate the importance of the companies’ projections. Please include the projections, with any necessary disclosure regarding the limitations on the use of such projections, or address in your response letter how the projections are not material in assisting stockholders in understanding the advisors’ and ultimately the board’s conclusion regarding the proposed transactions.

For the reasons stated below, Citadel respectfully submits that disclosure of the projections provided by management of Disney or the ABC Radio Business to Citadel and/or its

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financial advisors would not be helpful to stockholders. Consequently, Citadel respectfully submits that no additional disclosure is necessary.

Citadel’s financial advisors and ultimately the board reached their respective conclusions regarding the original merger agreement on February 6, 2006. During the summer and fall months of 2005, Disney provided Citadel with the actual and projected results of operations of the ABC Radio Business for interim periods, in addition to the full year, of fiscal 2005, as well as budgets for fiscal 2006. Since the ABC Radio Business’ 2005 fiscal year ended on September 30, 2005, and its first fiscal quarter ended on December 31, 2005, at the time Citadel’s board and its advisors reached their respective conclusions regarding the proposed transactions, they had the benefit of, and gave consideration to, financial statements reflecting the actual results of operations for the ABC Radio Business’ 2004 and 2005 fiscal years, and first fiscal quarter 2006, rather than considering any projected information covering those periods previously received from management of Disney or the ABC Radio Business or their advisors. The historical information that was considered is reflected in the audited financial statements of the ABC Radio Business included in the information statement/prospectus beginning on page F-8. Thus, the projections that management of Disney and the ABC Radio Business provided to Citadel for periods through the ABC Radio Business’ first fiscal quarter 2006 had been replaced by actual historical results by the time Citadel’s board and its financial advisors reached their conclusions regarding the proposed transactions. Disclosure of stale projections that cover periods for which there already are audited historical results is immaterial and could prove to be confusing and potentially misleading to stockholders whose only investment decision is whether or not to stay invested in the combined company on a go-forward basis.

By February 2006, Citadel’s financial advisors had also received a draft budget for the ABC Radio Business’ 2006 to 2010 fiscal years that Disney provided to Citadel in mid-January 2006. This draft budget included target forecasts for revenues, gross profit and after-tax net income of the ABC Radio Business. For the reasons set forth below, the draft budget for the ABC Radio Business’ 2006 to 2010 fiscal years would not provide a material or meaningful understanding to investors of the decision ultimately reached by Citadel’s board and could be materially misleading and confusing to investors. First, unlike the materials provided to Citadel through the end of 2005, these forecasts were not created as part of Disney’s or the ABC Radio Business’ internal financial planning process and therefore have a higher degree of uncertainty. Second, these materials were not prepared for purposes of public disclosure and do not fully comply with the Commission’s rules or generally accepted accounting principles in the United States. Third, the draft budget was subject to various assumptions, which may or may not turn out to be true, and uncertainties, which may lead to actual results that differ greatly from management’s projections. As a result, such numbers have the potential to be significantly misleading and inclusion of them in the information statement/prospectus may result in

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stockholders placing undue significance on them simply because they came from the ABC Radio Business’ management, despite any cautionary language that may be added. Fourth, Citadel was informed that this draft budget assumed that the ABC Radio Business would continue as an integrated business segment of Disney and thus reflected, for example, allocations of certain expenses that were presumably based on historic practice. Disney also advised Citadel that it did not take into account any of the potential synergies or other modifications to the operations of the ABC Radio Business that could result from the merger. Lastly, in creating the estimates for the combined company that Citadel management provided to Citadel’s financial advisors and ultimately to the board, Citadel management made adjustments to Disney’s draft budget using, among other things, the ABC Radio Business’ historical results and Citadel management’s own views regarding future performance (including due to certain potential synergies between the two companies). Thus, the estimates of future performance that Citadel’s financial advisors used in reaching the conclusions they presented to the board, and that the board used in reaching its determination, were the result of several different factors. Providing stockholders with only one factor (i.e., the draft 2006 through 2010 budget delivered to Citadel by Disney) would not provide a material or meaningful understanding to investors of the decision ultimately reached by Citadel’s board and could be materially misleading and confusing to investors.

Citadel’s board reached its conclusions regarding the amended merger agreement in November 2006 and, as discussed in the information statement/prospectus on page 122, did not request that its financial advisors render fairness opinions in connection with those conclusions. During its deliberations the board considered a number of factors which are described in the information statement/prospectus beginning on page 121. Among these factors was the fact that Citadel was bound by the terms of the original merger agreement and that, absent the amendments, Citadel might be required to complete the transaction on the original terms. In these considerations, the board had the benefit of, and gave consideration to, financial statements reflecting the actual results of operations for the ABC Radio Business’ 2004, 2005 and 2006 fiscal years, rather than any projected information for those time periods received from management of Disney or the ABC Radio Business or their advisors. The historical information that was considered is reflected in the audited financial statements of the ABC Radio Business included in the information statement/prospectus and beginning on page F-8. The board also had the benefit of a draft 2007 budget for the ABC Radio Business provided to Citadel by Disney in July 2006. For the reasons stated above in the preceding paragraph with respect to the 2006 to 2010 budget for the ABC Radio Business provided to Citadel by Disney, although the 2007 budget was available to the board and Citadel management in November 2006 when the board determined to amend the transaction agreements, it was not material to an understanding of the board’s decision to amend the merger agreement. Thus, the projections that management of Disney and the ABC Radio Business provided to Citadel and its financial advisors between signing of the original merger agreement and the board’s decision to enter into amendments to that agreement were only one aspect of the many factors that Citadel’s board considered; and the

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inclusion of them in and of themselves in the information statement/prospectus will not materially enhance stockholders’ understanding of the conclusions that were reached by Citadel’s board regarding the proposed transactions.

Considering the staleness of the budgets and certain of the forecasts provided by Disney to Citadel during the course of negotiations of the proposed transactions, and the adjustments that Citadel management made to those budgets and forecasts in creating the estimates for the combined company that Citadel management provided to Citadel’s financial advisors and ultimately to the board, including this information in the information statement/prospectus would, at best, not materially benefit stockholders’ understanding of the financial advisors’ and board’s conclusions regarding the transaction and, at worst, likely would be confusing and possibly misleading to stockholders who may place undue reliance on any such disclosure relative to the pro forma and audited historical financial statements, and detailed description of the factors considered by the board and its financial advisors, which are all included in the information statement/prospectus.

Material United States Federal Income Tax Consequences . . . . page 150

11.	Since you intend to obtain and file long-form tax opinions prior to effectiveness of the registration statement, please revise to simply summarize the tax opinions rather than disclose that the parties “expect” to receive the various opinions referenced throughout this section. Similarly revise the relevant summary sections on pages two and eleven. In addition, please tell us when you can reasonably expect to receive the private letter rulings from the IRS. In the event you file the opinions prior to the receipt of the IRS rulings, please advise us of the nature and extent of counsel’s assumptions or conditions relating to such rulings. With regard to these possible assumptions and conditions, we remind you that it is inappropriate for you or counsel to assume any legal conclusions underlying the opinion; if counsel is unable to opine on these matters as part of its tax opinion, then it should clearly state that it is not able to opine on the matters and why.

In response to the Staff’s comment, we have attached on Annex A to this letter proposed revisions to the subsection entitled “Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 146 and the relevant sections of the summary beginning on page 11 and the questions and answers on page 2. Disney has informed Citadel that it anticipates receiving the IRS rulings in mid-April 2007. The attached revisions reflect how Citadel and Disney intend the final disclosure to read upon receipt of the IRS rulings and counsels’ opinions. Prior to requesting the effectiveness of the

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Registration Statement, we will file an amendment that incorporates the changes set forth on Annex A.

Financial Statements of ABC Radio Group

1. Description of the Business and Summary of Significant Accounting Policies Goodwill and FCC Licenses, page F-9

12.	We note your response to prior comment 54. It is unclear to us why you believe it is appropriate to aggregate your 9 market components into 1 reporting unit. Please provide us with a more detailed analysis of the factors outlined in EITF D-101 as follows:

•	The manner in which you operate the radio business and the nature of those operations.

•	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).

•	The extent to which the component businesses share assets, programming and advertising (including local and national). In this regard:

•	It is unclear how your 22 owned stations in 9 different markets can share physical assets such as facilities and radio broadcast equipment.

•	It is also unclear how your radio stations in differing geographic areas share management, accounting, engineering and other resources. Your analysis that the sharing of corporate resources or other centralized operations does not appear sufficient enough to support aggregation of these 9 components.

•	Further, tell us the names of the programs that are shared by all of your nine markets and provide us with the percentage of shared programming.

•	Tell us why shared national advertising at a 25% level is significant enough to support aggregation.

•	It is unclear from your response whether these nine components have similar economic characteristics. Please tell us whether each of your components exhibit similar long-term financial performance and describe in detail what information you analyze to make that determination.

Counsel to Disney and ABC Radio Holdings has advised us of the following:

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While Disney continues to believe that aggregation of ABC Radio Holdings’ nine markets is appropriate based on the criteria of EITF D-101 and SFAS No. 142 for the reasons set forth in Disney’s response to prior comment no. 54, Disney recognizes that the application of the relevant accounting literature requires significant judgment and there are also sufficient grounds for assessing goodwill at the market level. Accordingly, and because the ABC Radio Business’ goodwill is not impaired whether the assessment for impairment is performed at the market level or at the combined owned and operated radio station level and the ABC Radio Business does not intend to continue as a separate registrant after the transaction, Disney has provided Citadel with modified disclosure on pages 68 and F-15 of the information statement/prospectus to indicate that Disney assessed the ABC Radio Business’ goodwill for impairment at the market level for its owned and operated radio stations.

Exhibits

13.	Pursuant to item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger and separation agreements. In addition, please file an agreement to furnish to us a copy of any omitted schedule upon request. The agreement to furnish us with copies of omitted schedules may be included in the exhibit index to the registration statement.

In response to the Staff’s comment, Citadel has filed (i) a list of schedules to the merger agreement as Exhibit 2.3 to Amendment No. 2 and (ii) a list of schedules to the separation agreement as Exhibit 2.6 to Amendment No. 2. Citadel also has included in the Exhibit Index to Amendment No. 2 an agreement to furnish supplementally a copy of any omitted schedule to the merger agreement or separation agreement to the Staff upon request.

*  *  *  *  *

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing with regard to Citadel, please feel free to contact me by phone at (212) 446-4973 or by facsimile at (212) 446-6460 or my colleague, Laura B. Mutterperl, by phone at (212) 446-4974 or by facsimile at (212) 446-6460. In addition, the Staff may direct any questions or comments that it may have with regard to Disney to Morton A. Pierce at Dewey Ballantine LLP, counsel to Disney and ABC Radio Holdings, by phone at (212) 259-6640 or by facsimile at (212) 259-6333 or M. Adel Aslani-Far at Dewey Ballantine LLP by phone at (212) 259-7606 or by facsimile at (212) 259-6333.

Sincerely,

/s/ Andrew E. Nagel
Andrew E. Nagel

Enclosures

cc:	Jacquelyn J. Orr, Esq., Citadel Broadcasting Corporation
Alan N. Braverman, Esq., The Walt Disney Company
Morton A. Pierce, Esq., Dewey Ballantine LLP
M. Adel Aslani-Far, Esq., Dewey Ballantine LLP

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Annex A

Questions and answers, on page 2:

Q:	What are the Material United States Federal Income Tax Consequences to Citadel Stockholders and Disney Stockholders Resulting from the Spin-Off, the Merger and the Special Distribution?

A:	Disney and ABC Radio Holdings have received private letter rulings from the United States Internal Revenue Service, which we refer to as the IRS rulings and the IRS, respectively, and tax opinions from Dewey Ballantine LLP, and Citadel has received a tax opinion from Kirkland & Ellis LLP, regarding certain aspects of the spin-off, the merger and the special distribution. In the IRS rulings issued to Disney and ABC Radio Holdings, the IRS has ruled, among other things, that stockholders of Disney generally will not recognize any gain or loss for United States federal income tax purposes upon the receipt of ABC Radio Holdings common stock in the spin-off. The IRS has also ruled, and in the opinions received from Dewey Ballantine LLP and Kirkland & Ellis LLP, counsel has concluded, among other things, that stockholders of ABC Radio Holdings generally will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock into shares of Citadel common stock in the merger, except to the extent of any cash received by an ABC Radio Holdings stockholder instead of a fractional share.

In addition, in the opinion received from Kirkland & Ellis LLP, counsel has concluded that the special distribution that Citadel has agreed to pay, pursuant to the merger agreement, only to pre-merger Citadel stockholders in connection with the transactions (i) will be taxable to pre-merger Citadel stockholders for United States federal income tax purposes as dividend income, to the extent paid out of Citadel’s earnings and profits as calculated for United States federal income tax purposes, and (ii) to the extent the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of basis and thereafter as capital gain.

The tax consequences described above may not apply to all stockholders. For further information regarding the material United States federal income tax consequences of the transactions to stockholders of Citadel and Disney and limitations relating to the IRS rulings and counsels’ opinions, please see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 146.

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Annex A

Tax matters are very complicated and the consequences of the transactions to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Citadel and Disney stockholders are urged to consult their own tax advisors to determine their own tax consequences from the transactions.

Summary, beginning on page 11

Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution

Disney and ABC Radio Holdings have received IRS rulings and tax opinions from Dewey Ballantine LLP, and Citadel has received a tax opinion from Kirkland & Ellis LLP, regarding certain aspects of the spin-off, the merger and the special distribution. In the IRS rulings issued to Disney and ABC Radio Holdings, the IRS has ruled, among other things, that stockholders of Disney generally will not recognize any gain or loss for United States federal income tax purposes upon the receipt of ABC Radio Holdings common stock in the spin-off. The IRS has also ruled, and in the opinions received from Dewey Ballantine LLP and Kirkland & Ellis LLP, counsel has concluded, among other things, that stockholders of ABC Radio Holdings generally will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock into shares of Citadel common stock in the merger, except to the extent of any cash received by an ABC Radio Holdings stockholder instead of a fractional share.

In addition, in the opinion received from Kirkland & Ellis LLP, counsel has concluded that the special distribution that Citadel has agreed to pay, pursuant to the merger agreement, only to pre-merger Citadel stockholders in connection with the transactions (i) will be taxable to pre-merger Citadel stockholders for United States federal income tax purposes as dividend income, to the extent paid out of Citadel’s earnings and profits as calculated for United States federal income tax purposes, and (ii) to the extent the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of basis and thereafter as capital gain.

The tax consequences described above may not apply to all stockholders. For further information regarding the material United States federal income tax consequences of the transactions to stockholders of Citadel and Disney and limitations relating to the IRS rulings and counsels’ opinions, please see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 146.

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Annex A

Tax matters are very complicated and the consequences of the transactions to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Citadel and Disney stockholders are urged to consult their own tax advisors to determine their own tax consequences from the transactions.

Material tax consequences, beginning on page 146

Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution

The following discussion summarizes the material United States federal income tax consequences of the spin-off, the merger and the special distribution to Disney stockholders and Citadel stockholders. This summary is based on the Internal Revenue Code, the United States Treasury regulations promulgated under the Internal Revenue Code and interpretations of the Internal Revenue Code and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to stockholders of Citadel or Disney that are United States holders. A United States holder is a beneficial owner of Citadel common stock or Disney common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

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Annex A

This summary does not discuss all of the United States federal income tax considerations that may be relevant to Citadel stockholders or Disney stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as:

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt organizations;

•	retirement plans;

•	financial institutions;

•	mutual funds;

•	partnerships or other pass-through entities and investors in such entities;

•	holders that hold their shares as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders that are subject to the alternative minimum tax; or

•	holders that acquired their shares upon the exercise of employee stock options or otherwise as compensation.

This summary is limited to holders that hold Citadel common stock, Disney common stock or ABC Radio Holdings common stock, as applicable, as a capital asset (generally, property held for investment). This summary does not address any estate, gift or other non-income United States federal tax consequences or any state, local or foreign tax consequences.

THIS SUMMARY IS GENERAL IN NATURE AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. CITADEL AND DISNEY STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF, THE MERGER AND THE SPECIAL DISTRIBUTION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

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Annex A

The Spin-Off

Disney and ABC Radio Holdings have received private letter rulings from the IRS in connection with the spin-off. Among the IRS rulings are rulings to the effect that the spin-off will qualify as a nonrecognition transaction to Disney and its stockholders under section 355(a) of the Internal Revenue Code. Although IRS rulings generally are binding on the IRS, Disney and ABC Radio Holdings will not be able to rely on the rulings if the factual representations made to the IRS in connection with the rulings are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the rulings are not complied with. Further, the IRS has not ruled, and will not rule, on whether the spin-off satisfies certain of the requirements necessary to obtain nonrecognition treatment under section 355(a) of the Internal Revenue Code, which we refer to as the No Rule Requirements. Rather, the IRS rulings are based upon representations by each of Disney and ABC Radio Holdings that the No Rule Requirements have been satisfied, and any inaccuracy in such representations could invalidate the ruling.

In addition to the IRS rulings, Disney and ABC Radio Holdings have received tax opinions from their counsel, Dewey Ballantine LLP, regarding certain matters relating to the spin-off that are not addressed by the IRS rulings, including that the No Rule Requirements will be satisfied. It is a condition to the spin-off that the tax opinions of Dewey Ballantine LLP be reissued at the time of closing. The tax opinions of Dewey Ballantine LLP are based on, among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in current law, which may be retroactive, or the failure of any representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions are not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions.

Among other things, the IRS rulings also conclude that:

•	no gain or loss will be recognized by (and no amount will be included in the income of) Disney stockholders on the receipt of the ABC Radio Holdings common stock in the spin-off;

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the aggregate basis of the common stock of Disney and ABC Radio Holdings in the hands of a Disney stockholder after the spin-off will equal such stockholder’s aggregate basis in the common stock of Disney immediately prior to the spin-off, allocated in proportion to the fair market value of each; and

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the holding period of the ABC Radio Holdings common stock received by a Disney stockholder in the spin-off will include the holding period of the Disney common stock on which the distribution was made.

A tax-free spin-off would become taxable to Disney (but would remain tax-free to Disney stockholders) pursuant to section 355(e) of the Internal Revenue Code if 50% or more of the stock of either Disney or ABC Radio Holdings were acquired, directly or indirectly by certain persons (including through a direct or indirect acquisition of the stock of Citadel, as the parent of ABC Radio Holdings, after the merger), as part of a plan or series of related transactions that included the spin-off. The gain recognized by Disney, if the spin-off were taxable, likely would be very substantial. See “Risk Factors—If the transactions included in the separation do not qualify as tax-free transactions or the merger does not qualify as a tax-free reorganization for United States federal income tax purposes, then Disney and/or Disney stockholders may be responsible for the payment of United States federal income and other taxes” beginning on page 25. The tax sharing and indemnification agreement will restrict Citadel and its affiliates from taking certain actions (tainting acts) that could jeopardize the tax-free status of the spin-off, and will require Citadel to indemnify Disney against tax-related losses to Disney that arise as a result of tainting acts by Citadel or its affiliates. See “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 184, “Risk Factors—Citadel will be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the separation” on page 27 and “Risk Factors—Citadel may be required to indemnify Disney for taxes resulting from acts prohibited by the tax sharing and indemnification agreement” beginning on page 27. If Disney recognizes gain on the spin-off for reasons not related to a tainting act by Citadel or its affiliates, Citadel would not be required to indemnify Disney under the tax sharing and indemnification agreement.

The Merger

Disney and ABC Radio Holdings have received private letter rulings from the IRS in connection with the merger to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. In addition, Disney and ABC Radio Holdings have received tax opinions from their counsel, Dewey Ballantine LLP, and Citadel has received a tax opinion from its counsel, Kirkland & Ellis LLP, to the same effect as the IRS rulings. These opinions are attached as exhibits to the registration statement of which this information statement/prospectus is a part and will be reissued at the time of closing. The opinions are based on the IRS rulings, and the opinions as well as the IRS rulings are based on, among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in current law, which may be retroactive, or the failure of any representation

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to be true, correct and complete in all material respects, could adversely affect the conclusions reached by the IRS in its rulings or by counsel in their opinions.

The IRS rulings also conclude that:

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no gain or loss will be recognized by an ABC Radio Holdings stockholder on the exchange of ABC Radio Holdings common stock solely for Citadel common stock in the merger (including any fractional share interest to which the shareholder would be entitled);

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the aggregate basis in the hands of an ABC Radio Holdings stockholder of the Citadel common stock received in the merger (including any fractional share interest to which the shareholder would be entitled) will equal the aggregate basis of the ABC Radio Holdings common stock exchanged;

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the holding period an ABC Radio Holdings stockholder will have for Citadel common stock received in the merger (including any fractional share interest to which the shareholder would be entitled) will include the holding period in the ABC Radio Holdings common stock exchanged therefor; and

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an ABC Radio Holdings stockholder receiving cash instead of a fractional share of Citadel common stock will recognize capital gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share.

Gain or loss recognized with respect to cash received instead of a fractional share will constitute long-term capital gain or loss if the holding period in the ABC Radio Holdings common stock converted in the merger (determined as described above) exceeds 12 months as of the date of the merger. The deductibility of capital losses is limited.

The Special Distribution

Citadel has agreed to make a special distribution to its pre-merger stockholders pursuant to the merger agreement. In connection with the special distribution, Citadel has received a tax opinion from Kirkland & Ellis LLP, which is attached as an exhibit to the registration statement of which this information statement/prospectus is a part, to the effect that:

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the special distribution will be treated as dividend income to pre-merger Citadel stockholders, to the extent paid out of Citadel’s current or accumulated earnings and profits (as determined under United States federal income tax principles); and

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to the extent, if any, that the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the stockholder’s tax basis in its shares of Citadel common stock until such basis is reduced to zero, and thereafter as capital gain.

The special distribution may be considered an “extraordinary” dividend, under certain United States federal income tax rules relating to extraordinary distributions by corporations, depending on the facts and circumstances of the stockholder. Treatment of the special distribution as extraordinary may affect a corporate stockholder’s tax basis in its shares of Citadel common stock or result in gain being recognized with respect to such stock and, with respect to an individual stockholder, may affect the tax characterization of a sale of his or her shares of Citadel common stock. Thus, each stockholder is strongly urged to consult with its, his or her own tax advisor regarding the specific tax treatment of the special distribution, including all applicable state, local, foreign and United States federal tax considerations.

Backup Withholding Tax, Information Reporting and Record Keeping

Non-corporate holders may be subject to information reporting and backup withholding tax on cash payments received in lieu of fractional shares, in the case of Disney stockholders, or the special distribution, in the case of Citadel stockholders. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding tax or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the IRS. Treasury regulations require all stockholders to retain records regarding the amount, basis and fair market value of property they receive in the spin-off or the merger. In connection with the merger, temporary Treasury regulations require each “significant holder” (generally, an ABC Radio Holdings stockholder that holds 1% or more, by vote or value, of ABC Radio Holdings’ common stock immediately before the merger) to include a statement setting forth certain information regarding the merger with such stockholder’s federal income tax return.